One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
August 15, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Duc Dang
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Moody National REIT I, Inc. Amendment No. 2 to Form S-11 File No. 333-150612
Dear Mr. Dang:
     This letter sets forth the responses of our client, Moody National REIT I, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter dated July 23, 2008 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). The Issuer has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR. For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 2.
Prospectus Summary, page 1
Our Sponsor, page 3
1.	Comment: We note the disclosure that Mr. Moody has closed more than 200 commercial real estate transactions. Please disclose whether Moody National REIT Sponsor, LLC has also sponsored other real estate programs.

Atlanta • Charlotte • Dallas • New York • Research Triangle • Washington, D.C.

Mr. Duc Dang
August 15, 2008

Response: Please be advised that the disclosure on page 3 of Amendment No. 2 has been revised to clarify that Moody National REIT Sponsor, LLC is a newly formed entity and that it has not sponsored any other real estate programs.
Our Structure, page 5
2.	Comment: In the chart, please disclose the ownership structure of all of the listed entities. For example, please disclose the ownership of Moody OP Holdings I, LLC, Moody National Adviser I, LLC, Moody National Securities, LLC and Moody National Management, L.P.

Response: Please be advised that the chart on page 5 of Amendment No. 2 has been revised to show that Mr. Brett C. Moody indirectly owns all of the listed entities.
Conflicts of Interest, page 9
3.	Comment: We note your response to comment 17 and partially reissue our prior comment. We note the disclosure that your advisor does not currently manage other real estate programs. However, it appears that management of the advisor consists of individuals that are related to the sponsor. As such, disclosure of the real estate programs that those individuals are involved with could be important to investors. Thus, please quantify these other real estate programs or projects that they manage. Identify the number of those programs that also have similar investment objectives. Also provide similar clarification in the related risk factor on page 20.

Response: Please be advised that the disclosure on pages 10 and 20 of Amendment No. 2 has been revised to state that the advisor’s management currently manages 45 privately offered real estate programs, all of which have general investment objectives similar to those of the Issuer’s offering.
Distribution Policy, page 10
4.	Comment: We note your response to comment 19 and we reissue in part our prior comment. You state that the company may borrow funds or utilize offering proceeds to make cash distributions, and thus, such distributions may include a return of capital. Please revise the disclosure here and in the risk factors section, to discuss any related tax consequences.

Response: Please be advised that the last sentence under “Distribution Policy” on page 10 of Amendment No. 2 has been revised to state, “If the aggregate amount of cash distributions in any given year exceeds the amount of our ‘REIT taxable income’ generated during the year, the excess amount will either be (1) a return of capital or (2) gain from the sale or exchange of property to the extent that a stockholder’s basis in our

Mr. Duc Dang
August 15, 2008

common stock equals or is reduced to zero as the result of our current or prior year distributions.” In addition, the disclosure will be revised to add a cross reference to “Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders.” We also refer the Staff to the risk factor on pages 14-15 of Amendment No. 2, which discusses the tax consequences of not being able to fund distributions from funds from operations. A cross reference to the above mentioned section has also been added to this risk factor.
Risks related to conflicts of interest, page 20
5.	Comment: We note your response to comment 21. The risk factor you refer to on page 21 only discusses the risk associated with a purchase from a related party. The prior comment requested a discussion of the risk associated with you selling assets to parties affiliated with your advisor or sponsor. We reissue the comment.

Response: Please be advised that a risk factor entitled, “We may dispose of assets to our advisor, sponsor or their affiliates, which could cause us to enter into transactions on less favorable terms than we would receive from a third party,” has been added to page 21 of Amendment No. 2.
Management, page 54
6.	Comment: We note your response to comment 28 that a possible action by the board would be to terminate or not renew the advisory agreement if the compensation is found to be unreasonable. Please revise to clarify here if, in such event, you would be required to pay the fees disclosed on pages 66 and 67.

Response: Please be advised that the disclosure on page 55 of Amendment No. 2 has been revised to clarify that if the Issuer’s independent directors determine that the compensation to be paid to the advisor is unreasonable, the advisory agreement may be terminated or renegotiated and that under the terms of the advisory agreement, the advisor shall not be entitled to compensation for further services under the advisory agreement except it shall be entitled to receive from the Issuer or its operating partnership within 30 days after the effective date of such termination all unpaid reimbursements of expenses and all earned but unpaid fees payable to the advisor prior to such termination, subject to the 2%/25% limitation (defined below) to the extent applicable. Additionally, so long as the advisory agreement is not terminated for “cause” (defined as fraud, criminal conduct, willful misconduct or willful or negligent breach of fiduciary duty by the advisor, or a material breach of the agreement), the advisor will receive a subordinated distribution. However, if the conduct of the advisor rises to the level set forth in the definition of “cause” above, the advisor will only receive $1.00.
7.	Comment: We note your response to comment 29 that it is speculative to quantify the amount of time your executive officers will devote to you. The second part of the prior

Mr. Duc Dang
August 15, 2008

comment requested that you disclose the number of other programs your executive officers are involved with. Please revise to provide the requested disclosure

Response: Please be advised that the disclosure on page 58 of Amendment No. 2 has been revised to state that our executive officers currently manage or are involved with 45 other real estate programs. Please also see the response to comment 3 above.
8.	Comment: We note your response to comment 31 that the long term incentive plan provides the independent directors with the opportunity to own shares. However, your disclosure on page 59 does not prohibit you from paying incentive plan compensation to individuals other than the independent directors. We note the disclosure that the board may adopt a “subplan” for the independent directors. Please revise to disclose whether the incentive plan only applies to independent directors, and if it does not, discuss the purpose for incentive compensation in light of the incentive structure of the advisory agreement.

Response: Please be advised that the disclosure has been revised on page 58 and 59 of Amendment No. 2 to provide clarification that individuals other than the Issuer’s independent directors also may be entitled to awards under the Issuer’s incentive plan (the “Plan”). The Issuer does not currently intend to provide awards under the Plan to the Issuer’s executive officers. However, the Issuer’s executive officers are eligible to participate in the Plan and would be entitled to awards under the Plan if a determination was made to issue such awards to them. The purpose of such awards would be to provide for a mechanism by which the Issuer can directly compensate the executive officers since they are otherwise only compensated by the advisor.
Management Compensation Table, page 64
9.	Comment: We note your response to comment 32 referring to footnote 2. Our prior comment was intended to seek clarification of whether you will provide any reimbursements during the operational stage other than those related to acquisition expenses. Please confirm if there are no other reimbursements payable during the operational stage.

Response: Please be advised that the advisor will be entitled to receive reimbursements during the operational stage for operating expenses incurred by the advisor on behalf of the Issuer at the end of each fiscal quarter, but the advisor will be obligated to reimburse the Issuer to the extent such reimbursements to the advisor for the four consecutive fiscal quarters then ended exceed the greater of 2% of average invested assets or 25% of net income for such year (the “2%/25% limitation”). We refer the Staff to footnote 4 on page 69 of Amendment No. 2.

Mr. Duc Dang
August 15, 2008

10.	Comment: We note your response to comment 33 referring to the reference of 6%. We reissue the prior comment. Please revise to quantify the maximum the acquisition expenses could be based on 6% limit, the maximum offering, and your leverage policy.

Response: Please be advised that the disclosure on pages 7 and 66 of Amendment No. 2 has been revised to quantify the maximum amount of acquisition expenses assuming no leverage is used and assuming a leverage ratio of 75%. Please note that the revised disclosure reflects estimated acquisition expenses of 0.5% if the maximum amount is raised in the offering.
Appendix A: Prior Performance Tables
11.	Comment: Please disclose in this section whether Moody National refers to Moody National REIT Sponsor, LLC. See the related reference on page 1 of the Prospectus.

Response: Please be advised that the disclosure in Appendix A has been revised to state that Moody National refers to Moody National REIT Sponsor, LLC.
Table I
12.	Comment: We note your response to comment 43. However, it is still not clear why the percentages listed under acquisition cost do not total 100%. Please advise.

Response: In response to the above comment, Table I has been revised to remove the Mortgage Loan line item under Acquisition Costs so that the Total Acquisition Cost is approximately 100% of Amount Available for Investment. The Issuer also notes that the sum of all percentages is equal to 100% of the dollar amount raised. The Issuer has also added a footnote to indicate that Percent Leverage represents the amount of the mortgage financing divided by the purchase price for the property.
     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,
/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

Enclosures
cc:     Mr. Brett C. Moody